SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-04169

NOTIFICATION OF LATE FILING

(Check One): __X__ Form 10-K ___ Form 11-K ___ Form 20-F ___ Form 10-Q
___ Form N-SAR
For Period Ended: __June 30, 2001__
___ Transition Report on Form 10-K   ___ Transition Report on Form 10-Q
___ Transition Report on Form 20-F   ___ Transition Report on Form N-SAR
___ Transition Report on Form 11-K
For the Transition Period Ended: _____

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates: _____
_____

PART I
REGISTRANT INFORMATION

Full name of registrant __SYS_____
Former name if applicable
  Systems Associates Inc. of California_____
Address of principal executive office
  9620 Chesapeake Drive, Suite 201_____
City, state and zip code __San Diego, California 92123_____

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

__X__

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III

1

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Pending completion of the Company's annual audit by our auditor, J. H. Cohn LLP, our 10-KSB can not be filed by the required date, September 28, 2001. We fully anticipate having the 10-KSB complete and filed within the extension allowed with this 12b-25 filing.

PART IV
OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

__Michael W. Fink_____   (858) 715-5500 ext.302_____
            (Name)   (Area Code)   (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

    _X_ Yes __ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    __ Yes _X_ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____SYS_____
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date _September 24, 2001_____   By _/s/ Michael W. Fink_____

Michael W. Fink, Secretary